Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Annual Report on Form 10-K of Umpqua Holdings Corporation (Umpqua) of our report dated February 28, 2007, with respect to the consolidated balance sheets of Umpqua as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2006 and 2005, and in our same report, with respect to Umpqua management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report is included in this annual report on Form 10-K of Umpqua for the year ended December 31, 2006.
Portland, Oregon
February 28, 2007